Form 40-F
period 2006-06-30
Energy Metals CORP
filed 2006-10-02
CIK 1361605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2006	Commission File Number: 000-52146

ENERGY METALS CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia	1090	Not Applicable
(Province or other jurisdictions of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
incorporation or organization)	Classification Code Number)

Suite 1238 – 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4
(604) 684-9007
(Address and telephone number of registrant’s principal executive offices)

Erwin & Thompson LLP
1 East Liberty St., Suite 424
P.O. Box 40817
Reno, Nevada 89504
(775) 786-9494
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common Shares without par value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check market the information filed with this Form:

[ x ]  Annual Information Form                         [ x ]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,682,225

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. Yes [    ]  No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [    ]  No [ x ]

TABLE OF CONTENTS TO FORM 40-F

FORWARD LOOKING STATEMENTS
CERTIFICATIONS AND DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
CURRENCY
NOTE TO U.S. READERS RESPECTING RESERVES AND RESOURCES
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
EXHIBTS

FORWARD LOOKING STATEMENTS

Certain statements in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. See Exhibit 99.1 under “Preliminary Notes” for more information on forward looking statements.

CERTIFICATIONS AND DISCLOSURE CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.4 to 99.7

Disclosure Controls and Procedures. As of the end of the period covered by this annual report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (“SEC”) rules and summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Registrant’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended June 30, 2006 there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE

The Registrant’s board of directors has a separately-designated standing Audit Committee as defined by Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this annual report, the members of the Audit Committee are Messrs. Paul Matysek, James G.G. Watt, and Grayson Hand.

Audit Committee Financial Expert. The Registrant’s board of directors has determined that it presently does not have an “audit committee financial expert” (as such term is defined in Form 40-F) serving on its audit committee. The Registrant is in the process of reviewing the composition of its audit committee, and will in connection therewith appoint an “audit committee financial expert”.

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer. The Registrant will post the text of the Code of Business Conduct and Ethics on its website at www.energymetalscorp.com, and pending such posting, any person may obtain without charge a copy of the Code of Business Conduct and Ethics by emailing a request to cthomson@energymetalscorp.com.

Since the adoption of the Code of Business Conduct and Ethics, there have not been any amendments to, or waivers, including implicit waivers, from any provision of the Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure is contained in Exhibit 99.1 under “Directors and Officers – Audit Committee Information”.

OFF-BALANCE SHEET ARRANGEMENTS

During the most recent financial year, the Registrant was not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than the call options referred to under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Instruments” contained in Exhibit 99.3 to this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations as at June 30, 2006 are summarized in the following table.

	Payments due by period
	Total	Less than			More than
		1 year	1 - 3 years	3 - 5 years	5 years
Long term debt obligations	-	-	-	-	-
Capital lease obligations	-	-	-	-	-
Operating lease obligations	390,194	171,900	158,160	60,134	-
Purchase obligations	22,300	11,150	11,150	-	-
Other long-term liabilities reflected
on balance sheet under Cdn.GAAP	6,934,266				6,934,266
	7,346,760	183,050	169,310	60,134	6,934,266

REPORTING CURRENCY AND FINANCIAL INFORMATION

All dollar references in this Annual Information Form are in Canadian dollars, unless otherwise indicated. References to US$ are to United States dollars.

Financial information contained in this Annual Information Form and in our financial disclosure generally is prepared in accordance with Canadian generally accepted accounting principles. Our consolidated financial statements for the year ended June 30, 2006 contain an explanation of any material differences between Canadian and United States generally accepted accounting principles, as applicable to Energy Metals Corp.

NOTE TO U.S. READERS RESEPCTING RESERVES AND RESOURCES

Resource estimates reported in Exhibit 99.1 are made in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101. See additional disclosure in Exhibit 99.1 under “Preliminary Notes”.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form 40-F, the Registrant is filing an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERGY METALS CORPORATION

By: /s/Paul Matysek
Name: Paul Matysek
Title: President

Date: September 28, 2006

EXHIBIT INDEX

Exhibit Number	Document
99.1	Annual Information Form dated September 28, 2006
99.2	2006 Consolidated Audited Financial Statements
99.3	2006 Management’s Discussion and Analysis
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Independent Accountant
99.9	Consent of R. E. Blackstone, Ph.D
99.10	Consent of B. Ainsworth
99.11	Consent of G. Meyers
99.12	Consent of D. Beahm