Form 40-F/A
period 2006-06-30
Energy Metals CORP
filed 2006-11-02
CIK 1361605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2006	Commission File Number: 000-52146

ENERGY METALS CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia	1090	Not Applicable
(Province or other jurisdictions of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,682,225

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. Yes [               ] No [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [               ] No [ X ]

EXPLANATORY NOTE

This amendment to the annual report on Form 40-F for the year ended June 30, 2006 of Energy Metals Corporation (the “Registrant”) amends the Registrant’s annual report on Form 40-F for the year ended June 30, 2006 filed with the Securities and Exchange Commission on October 2, 2006 (“40-F”) as follows: Management’s Discussion and Analysis from the 2006 Annual Report to Shareholders, shown as Exhibit 99.3 on the Exhibit Index, is amended to include section 1.13 and is filed herewith. Except as set forth above, this amended Form 40-F does not otherwise modify the 40-F, and the information in the 40-F is incorporated herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Common Shares.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERGY METALS CORPORATION

By:	/s/ Paul Matysek
Name:	Paul Matysek
Title:	President

Date:	October 30, 2006

EXHIBIT INDEX

Exhibit	Document
Number
99.1*	Annual Information Form dated September 28, 2006
99.2*	2006 Consolidated Audited Financial Statements
99.3**	Amended 2006 Management’s Discussion and Analysis
99.4**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.5**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.6**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8*	Consent of Independent Accountant
99.9*	Consent of R. E. Blackstone, Ph.D
99.10*	Consent of B. Ainsworth
99.11*	Consent of G. Meyers
99.12*	Consent of D. Beahm

*	Previously filed in the Registrant’s annual report on Form 40-F for the year ended June 30, 2006, filed with the SEC on October 2, 2006.

**	Filed herewith.